FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940

1.   Name and Address of Reporting Person
Alexander Mark Securities Ltd.
 (Last)              (First)            (Middle)
Elthorne Gate, 64 High Street
(Street)

Pinner              Middlesex      HA5 5QA
(City)              (State)         (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
          5/98

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

           __Director         _____10% Owner
     _____Officer (give       _____Other (specify
                              title                   below)
                               below)
Could be deemed to be part of a group
________________________

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)
              2,733 (D)
     151,343(I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
            2,733 (D)
     151,343(I)

7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note

 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title                               Amount or
Number of Shares
 Common Shares      379,375


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)
                                      379,375     (I)


10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)
                              379,375     (I)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.


Explanation of Responses: The reporting person owns 2,733 common shares of the Issuer and the reporting person is owned by AM Investments, Ltd. which owns 57,633 shares of the Issuer and by Alexander Mark Capital, Ltd. ("AMC"). The reporting person may be deemed to be a part of a group though there is no agreement to act as a group. A director of the reporting person, Mr. Wettreich, is a director of Meteor Technology, plc ("MT") which owns 80,960 common shares of the Issuer, AMC, AMI and individually owns 11,250 shares of the Issuer and options to purchase 300,000 shares of the Issuer. Mr. Wettreich and his wife and children own all the outstanding shares of AMC. Mrs. Wettreich and her children also own all the outstanding shares of WFC. Jeanette Fitzgerald a director of MT owns 1,500 shares of the Issuer and options to purchase 79,375 more shares. The reporting person disclaims any beneficial ownership in any shares not owned directly by it. Registrant effected a 1 for 40 Reverse Stock Split on all outstanding common shares and options effective July 15, 1997.



BY:  /S/ ALEXANDER MARK SECURITIES LTD.
     ALEXANDER MARK SECURITIES LTD.